CODE NAVY

9891 Irvine Center Drive, Suite 200

Irvine, California 92618

(949) 545-9363

June 8, 2015

Matthew Crispino

Staff Attorney

Securities & Exchange Commission

Washington, DC 20549

Re:

Code Navy

Amendment No. 6 to Registration Statement on Form S-1

Filed June 4, 2015

File No. 333-200911

Dear Mr. Crispino:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we request that the above-captioned Registration Statement (the “Registration Statement”) be declared effective on Thursday, June 11, 2015 at 5 pm EDT or as soon thereafter as practicable.

We acknowledge that:

(1)

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tamara Semenova

Tamara Semenova

President